Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Prism Copy:

<u>Subject Line:</u>
SL: Access new ways to diversify[1] your portfolio
PH: Level up your portfolio with The Yieldstreet Prism Fund.

<u>Hero:</u>
Headline: Build an expanded portfolio
Subhead: Diversify[1] your portfolio with The Yieldstreet Prism Fund.

CTA: Invest now
Sub CTA text: Invest now with Yieldstreet

<u>Body:</u>
The Yieldstreet Prism Fund (the "Fund") could help you build an income-generating portfolio from multiple alternative investments.

The Fund is currently invested in the following asset classes: (in call-out box)
- Art
- Consumer
- Real estate
- Commercial
- Legal
- Corporate preferred bonds

The Yieldstreet Prism Fund offers expected quarterly distributions at a 8% annualized distribution rate[2] to help fuel your financial goals.

Join a community of 250,000+ members who have gained access to alternative investments with Yieldstreet.

CTA: Invest now
Sub CTA text: Invest now with Yieldstreet

Disclosures:

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The <u>prospectus</u> for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing <u>investments@yieldstreetprismfund.com</u> or by referring to <u>www.yieldstreetprismfund.com</u>. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

1. The YieldStreet Prism Fund is a non-diversified closed-end fund for the purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a '40 Act "diversified product".

2. Reflects the quarterly distribution of $0.20 declared by the Fund's Board of Directors on November 12, 2020, to be paid on March 17, 2021, to stockholders of record as of March 10, 2021 and is based on the Fund's net asset value of $9.92 per share as of September 30, 2020. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

Disclaimer: No communication by YieldStreet Prism Fund Inc. (the "Fund") or YieldStreet Management, LLC (the "Adviser", and together with the Fund, "Yieldstreet™"), through this email or any other medium (including on any website), should be construed or is intended to be a recommendation to purchase, sell or hold any security or otherwise to be investment, tax, financial, accounting, legal, regulatory or compliance advice. This communication does not constitute an offer, or the solicitation of any offer, to sell or purchase any securities, which may only be made by delivery of a valid prospectus.

Any financial projections or returns shown in this communication or on any website referred to herein are estimated predictions of performance only, are hypothetical, are not based on actual investment results and are not guarantees of future results. Estimated projections do not represent or guarantee the actual results of any transaction, and no representation is made that any transaction will, or is likely to, achieve results or profits similar to those shown. Any investment information contained herein has been secured from sources that Yieldstreet believes are reliable, but we make no representations or warranties as to the accuracy of such information and accept no liability therefor.

Investments in securities offered by the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency), are not guaranteed by Yieldstreet or any other party, and may lose value. Neither the Securities and Exchange Commission nor any federal or state securities commission or regulatory authority has recommended or approved any investment or the accuracy or completeness of any of the information or materials provided by or through this website. Investors must be able to afford the loss of their entire investment.

Investments in securities offered by the Fund are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Such investments are highly illiquid and those investors who cannot hold an investment for an indefinite period of time should not invest.

Articles or information from third-party media outside of this communication may discuss Yieldstreet or relate to information contained herein, but Yieldstreet does not approve and is not responsible for such content.

This communicationprovides preliminary and general information about the securities offered by the Fund and is intended for initial reference purposes only, and is qualified by and subject to more detailed information in the applicable offering materials. Neither this communication nor any website referenced herein constitutes an offer to sell or buy any securities. No offer or sale of any securities will occur without the delivery of offering materials and related documents. View Prospectus

The Fund's adviser is Yieldstreet Management, LLC, an investment advisor registered with the Securities and Exchange Commission.

Advertiser Disclosure: Offers in Mint are from third-party advertisers. Intuit Inc. ("Intuit"), maker of Mint, does not offer investment advice or services and is not an agent or representative of any investment advisor or company. Intuit does not endorse nor recommend any products or services offered by these advertisers. Offers presented to you are not solicitations or referrals and Intuit disclaims liability for any issues that may arise in connection with any advertiser's offer, product and/or service. Information presented to you is furnished by the advertiser and any performance estimates are provided for illustrative purposes only, without any representations or warranty from Intuit as to accuracy or applicability. Please visit the advertiser's website to view complete offer disclosures, terms and conditions, and other details. Intuit gets paid by advertisers. The compensation may affect how and where products and/or services are presented to you (and in what order) in Intuit products and in any emails you may receive.